September 30, 2025

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

Attn: Victor Cecco and Michael Volley

Re: Macro Bank Inc.

Form 20-F for Fiscal Year Ended December 31, 2024

File No. 001-32827

Dear Mr. Cecco and Mr. Volley:

Banco Macro S.A. (Macro Bank Inc.) (the “Bank” or “we”) hereby submits this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 16, 2025, providing the Staff’s comments with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”).

Set forth below are the Bank’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Bank’s response to the comments. Capitalized terms used but not defined within this letter have the meanings ascribed to them in the 2024 Form 20-F.

1.	Analysis of the allowance for loan losses and other financing, page 134 Please tell us and revise future filings to clarify what “variations” represent in your ECL rollforwards.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we will revise future filings to clarify the nature of the “variations” line item in our ECL rollforwards.

For the ECL rollforward tables presented in the 2024 Form 20-F, “variations” represent changes (increases and decreases) to the expected credit loss (ECL) allowance relating to loans and other financing transactions that remained outstanding from the opening of the fiscal period to the end of such period.

2.	Credit loss expense on financial assets, page 162

Please provide us and revise future filings to disclose a breakdown of the credit loss expense on financial assets recognized in each period presented in your filing by nature of financial asset. Also, provide us a reconciliation of the credit loss expense recognized for loans and other financing to the ECL rollforward disclosed on page 134 for 2024 and 2023 and revise future filings as necessary to ensure investors understand the relationship between the credit loss recognized and the line-items included in the ECL rollforward.

Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise future filings to disclose the credit loss expense on financial assets disaggregated by nature of financial assets, and aggregating immaterial items as appropriate. In addition, we will include disclosure as necessary to ensure investors understand the relationship between the credit loss expense recognized and the line-items included in the ECL rollforward.

a.	Breakdown of the credit loss expense by nature of financial asset:

For the year ended December 31, 2024, we recognized a credit loss expense on financial assets of Ps. 108,107,103 thousand. This amount comprised an expense of Ps. 109,393,564 thousand related to loans and other financing and a gain of Ps. 1,286,461 thousand related to debt securities.

For the year ended December 31, 2023, we recognized a credit loss expense on financial assets of Ps. 100,103,207 thousand. This amount comprised an expense of Ps. 100,066,327 thousand related to loans and other financing and an expense of Ps. 36,880 thousand related to debt securities.

b.	Reconciliation of credit loss expense for loans and other financing to the ECL rollforward:

In order to reconcile the credit loss expense on financial assets to the ECL rollforward disclosed on page 134 of the 2024 Form 20-F, it should be noted that:

•       Certain movements impact the credit loss expense but do not impact the ECL balance, such as loans charged off (i.e. debit to credit loss expense; credit to loan receivables) and the restatement as of year-end as required by IAS 29 of the movements of the credit loss expense occurred during the year;

•       Certain movements included in the line-items of the ECL rollforward named “Amounts Written off” (i.e. debit to ECL; credit to loan receivables) and “Monetary effects” (restatement of the movements of the ECL balance during the year, as required by IAS 29, in order to show such movements in constant currency) impact the ECL balance but do not impact the credit loss expense; and

•       Other movements (such as loan portfolio sales and foreign exchange effects) impact the allowance balance without affecting the credit loss expense.

The quantitative reconciliations for 2024 and 2023 are presented below (figures in thousands of Pesos, in constant currency as of December 31, 2024):

2024

ECL as of 01/01/2024	116,827,575
ECL as of 12/31/2024	123,354,597
Net change in ECL balance	6,527,022

Credit loss expense recognized for loans and other financing	109,393,564

Movements that impact the credit loss expense but do not impact the ECL balance:
*Charged-off loans and IAS 29 restatement	(24,487,061)
Movements that impact the ECL balance but do not impact the credit loss expense:
*Amounts Written off and monetary effects	(72,235,269)
*Other movements	(6,144,212)
Net change in ECL balance	6,527,022

2023

ECL as of 01/01/2023	74,611,567
ECL as of 12/31/2023	116,827,575
Net change in ECL balance	42,216,008

Credit loss expense recognized for loans and other financing	100,066,327

Movements that impact the credit loss expense but do not impact the ECL balance:
*Charged-off loans and IAS 29 restatement	(26,730,967)
Movements that impact the ECL balance but do not impact the credit loss expense:
*Amounts Written off and monetary effects	(100,384,713)
* ECL derived from acquired subsidiaries during the year	61,838,790
* Other movements	7,426,571
Net change in ECL balance	42,216,008

3.	Income Tax, page F-71

Please revise future filings to separately quantify the impact of each material item resulting in a material difference between your effective tax rate and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount.

Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise future filings to separately quantify and disclose each material item that results in a material difference between our effective tax rate and the current tax rate in Argentina.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +54 11 5222 6730 or jorgescarinci@macro.com.ar, or Emilio Minvielle at +1 212 903 9407 or emilio.minvielle@linklaters.com of Linklaters LLP.

Sincerely,

/s/ Jorge F. Scarinci
By: Jorge F. Scarinci
Title: Chief Financial Officer
Banco Macro S.A.

cc:	Paola Gayoso
Banco Macro S.A.

Matthew Poulter, Esq.
Linklaters LLP
Emilio Minvielle, Esq.
Linklaters LLP